EXHIBIT 3.1

[Form of the Certificate of Amendment]

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF
POWER3 MEDICAL PRODUCTS, INC.

Under Section 804 of the New York Business Corporation Law

The undersigned, being the President of Power3 Medical Products, Inc., a corporation organized and existing under the laws of the State of New York (the “Corporation”), hereby certifies as follows:

A.  The name of the Corporation is Power3 Medical Products, Inc.

B.  The Certificate of Incorporation of the Corporation, as amended, is hereby amended to increase the total number of authorized shares of Common Stock of the Corporation by deleting the first paragraph of Article IV and substituting the following in lieu thereof:

“The aggregate number of shares of capital stock that the Corporation shall have authority to issue is Six Hundred Fifty Million (650,000,000), of which Six Hundred Million (600,000,000) shares shall be Common Stock, having a par value of $.001 per share, and Fifty Million (50,000,000) shares shall be Preferred Stock, having a par value of $.001 per share.”

C.  The Board of Directors of the Corporation has duly adopted resolutions setting forth the above-referenced amendment, declaring such amendment to be advisable, and calling for a vote of the shareholders of the Corporation on such amendment.

D.  The shareholders of the Corporation duly approved the above-referenced amendment by written consent.

E.  This Certificate of Amendment of Restated Certificate of Incorporation shall become effective upon its filing with the Secretary of State of the State of New York.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed as of October __, 2008.

POWER3 MEDICAL PRODUCTS, INC.
Ira L. Goldknopf, Ph.D., President